EXHIBIT (12)

NORTHWEST NATURAL GAS COMPANY

Computation of Ratio of Earnings to Fixed Charges

January 1, 1999 – September 30, 2004

(Thousands, except ratio of earnings to fixed charges)

(Unaudited)

						12 Months Ended Sept. 30, 2004	Nine Months Ended Sept. 30, 2004*
	Year Ended December 31
	1999	2000	2001	2002	2003
Fixed Charges, as Defined:
Interest on Long-Term Debt	$27,728	$29,987	$30,224	$32,264	$33,258	$33,434	$25,350
Other Interest	2,778	3,628	3,772	1,620	2,048	1,977	1,356
Amortization of Debt
Discount and Expense	699	735	768	799	696	747	572
Interest Portion of Rentals	1,707	1,628	1,572	1,578	1,622	1,518	1,111

Total Fixed Charges, as defined	$32,912	$35,978	$36,336	$36,261	$37,624	$37,676	$28,389

Earnings, as Defined:
Net Income	$45,296	$50,224	$50,187	$43,792	$45,983	$45,274	$23,611
Taxes on Income	24,591	26,829	27,553	23,444	23,340	23,725	12,555
Fixed Charges, as above	32,912	35,978	36,336	36,261	37,624	37,676	28,389

Total Earnings, as defined	$102,799	$113,031	$114,076	$103,497	$106,947	$106,675	$64,555

Ratio of Earnings to Fixed Charges	3.12	3.14	3.14	2.85	2.84	2.83	2.27

*	A significant part of the business of the Company is of a seasonal nature; therefore, the ratio of earnings to fixed charges for the interim period is not necessarily indicative of the results for a full year.